HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

PETER G. WEINSTOCK
DIRECT DIAL: 214-468-3395
EMAIL: pweinstock@hunton.com

January 28, 2009	PAM GATES O’QUINN
DIRECT DIAL: 214-468-3366
EMAIL: poquinn@hunton.com
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	United Business Holdings, Inc.
Registration Statement on Form S-1
Filed October 9, 2008
Amendment No. 1 Filed December 15, 2008
File No. 333-153924
Dear Mr. Webb:
     On behalf of our client, United Business Holdings, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission the Amendment No. 2 to Form S-1. The Form S-1 was originally filed with the Commission on October 9, 2008, and the Amendment No. 1 to Form S-1 was filed with the Commission on December 15, 2008.
     The referenced prospectus incorporates information in response to the comment letter, dated January 16, 2009, from the staff of the Commission. Those comments are reproduced below in bold and italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.
General
1.	Please note that the staff does not have the ability to withdraw or replace exhibits on Edgar; the former exhibits will remain on the system unless you formally withdraw the entire filing and refile.

Mr. Mark Webb
January 28, 2009

     We note that the staff does not have the ability to withdraw or replace exhibits, and the Company will leave those exhibits on the system. The Company is not formally withdrawing the filing.
2.	Please note in future correspondence to the staff that providing page numbers in connection with revised disclosure greatly facilitates the staff’s review.
     We have included page numbers in this response.
3.	It appears that you have filed undated forms without signatures for several of your exhibits in place of actual agreements. Please refile these exhibits.
     We have refiled the appropriate executed exhibits.
4.	We note that you disclose your line of credit matured on January 2, 2009; please disclose the details of any extension or new line of credit you may have obtained.
     This change has been made. Please see pages 11, 16, and 24 of the revised prospectus.
5. Please include the information required by Item 404 of Regulation S-K, including 404(c).
     This change has been made. Please see page 69-71 of the revised prospectus.
Summary, page 1
6.	Please revise the Summary to reflect your business model and this offering rather than future offerings. For example, you discuss your intention to engage in future offerings in order to form banks in Arizona and Texas but these plans appear to be outside the scope of this offering.
     This change has been made. Please see page 1 of the revised prospectus.
7.	You repeatedly describe “local ownership and control” as an advantage you will have over Regional banks; however, as a publicly owned Nevada corporation, it is not clear how you will have this advantage.
     The Company plans to apply for status as a bank holding company with the Federal Reserve Bank of San Francisco during the offering and before the California Bank opens. Although the Company will be a publicly-owned Nevada corporation, as noted in the revised prospectus, the purpose of the Company, as a bank holding company, is to provide support to the California Bank, which is located in San Diego. The California Bank is the entity that will be

Mr. Mark Webb
January 28, 2009

bringing in the revenue and, when profitable, be providing dividends to the Company, as necessary, in order for the Company to, among other things, pay dividends to its shareholders. It is anticipated that many of the shareholders of the Company will reside in the primary market areas served by the California Bank, and those shareholders will have a vested interest in the success of the Bank.
     In addition, all of the management and directors of the California Bank, and many of the directors of the Company, reside in the primary market areas served by the California Bank, which supports the statement regarding the advantage of local control of the California Bank when compared with other regional banks.
Demographics, page 3
8.	Please disclose all sources for data disclosed in this section. In addition, given the significant change in the overall economy, please update your disclosure to provide more recent data than 2006.
     This change has been made. Please see pages 3, 32, and 33 of the revised prospectus.
Executive Officers and Directors, page 5
9.	We note that you disclose the percentage ownership of the Directors, Founders and Executive Officers as 26.44% on page 5, 27.07% on page 17, and then 36.82% (including the Organizers) on page 68. Please be consistent in your disclosure.
     The different percentages of ownership are based on different measures of ownership. For example, as discussed on page 5 of the revised prospectus, the 26.44% represents the percentage ownership based on the aggregate number of shares that Directors, Founders and Executive Officers will purchase in the offering (i.e., 628,400 shares).
     The 27.07% on pages 5, 18, and 21 of the revised prospectus represents the percentage ownership based on the total number of shares that the Directors, Executive Officers, and Founders will own after completion of the offering and includes the 628,400 shares subscribed for in the offering plus the 15,018 shares granted to certain Organizers as explained in the footnotes to the Security Ownership of Certain Beneficial Owners and Management.
     The 36.82% on pages 5, 18, and 71 of the revised prospectus represents the percentage ownership of the Directors, Executive Officers and Founders (including the 628,400 shares subscribed for in the offering plus the 15,018 shares granted to certain Organizers) if all Founders exercised all of their Founder and initial shareholder warrants.

Mr. Mark Webb
January 28, 2009

     Thus, there are different percentages because they are measuring different types of ownership.
     Philosophy and Strategy
10.	We note the risk factors you have included relate to a downturn in the economy, low interest rates, and a tightening real estate and credit market and yet these conditions currently exist in your market area. Please address more fully how you intend to be successful in this economic environment.
     The Company and the California Bank believe the California Bank can be successful in this economic environment by pursuing its specific strategies and initiatives which include, but are not limited to: hiring the right people, providing quality service to small business customers, maintaining a strong and interactive marketing program, and by utilizing its Board of Directors and Advisory Board as part of its marketing efforts.
     The California Bank will open its doors in 2009 in the midst of the most dramatic economic change we have seen in the last 30 years or more. These times mean much change for all San Diego County banks. The large nation-wide banks, regional banks and local community banks are all under stress. Some suffer from loan portfolio issues and some suffer from mortgage-backed securities issues. There are banks in San Diego County that are not currently able to meet the credit needs of the community. Some of the larger banks have lost deposits to community banks as customers seek a safe haven for their deposits. Also large bank acquisitions, such as Washington Mutual and Chase, could provide opportunities for community banks as these large banks consolidate branches and cultures. Some of the small local banks are expected to be acquired or merge, creating opportunities for the California Bank. The California Bank expects that these changes will be positive for a de novo bank opening in 2009. The California Bank will be able to start “fresh.” It will be able to serve the credit needs and deposit needs of the small business community while other competitor banks may be at a standstill, addressing problem asset and liability issues.
Risk Factors, general
11.	We note that the warrants you intend to issue become exercisable immediately after you open the California Bank for business; if appropriate, please include a risk factor which contemplates warrant holders redeeming en masse before you have established your business.
     The Company does not believe such a risk factor is appropriate because the Company does not believe that there is a material risk that the warrant holders will redeem their warrants en masse before the California Bank or the Company have established their business. As discussed in the

Mr. Mark Webb
January 28, 2009

revised prospectus, the warrants will be issued upon the opening of the California Bank. The warrants are exercisable at a price of $10.00 per share. At the time the California Bank opens for business, it is expected that the Company’s book value per share, assuming the minimum offering, will be approximately $7.41. Thus, the Company does not anticipate that warrant holders will pay $10.00 per share to redeem their warrants and receive Company stock worth $7.41 per share, and in fact, believes that it is unrealistic to anticipate that such warrants will be redeemed en masse prior to a time when the book value has increased to an amount closer to the $10.00 exercise price of the warrants..
12.	We note your response to our former comment 5; however, you continue to use language such as “there is no guarantee”; “we cannot guarantee”; and “we cannot forecast with certainty.” Therefore, we reissue comment 5 in its entirety:

The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state that you cannot assure that you will be able to satisfy all of the conditions imposed by the regulators in connection with their approvals. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.
     This change has been made. Please see pages 1, 12, and 36 of the revised prospectus.
The California Bank must satisfy certain conditions following approval of its regulatory applications before opening for business, page 11
13.	The headings for your risk factors should state the risks to investors; not statements of fact. Similarly, it is not clear from your disclosure why you consider this particular risk material. Please revise your disclosure to discuss each risk fully.
     The Company considers the risk material because, as discussed in the revised prospectus, the escrow agent will hold the subscription funds until the Company accepts subscriptions for at least 2,377,000 shares and receives all required regulatory approvals for opening the California Bank. The Company will be unable to use any subscription funds until they are released from escrow. If the California Bank does not satisfy all conditions before opening for business, then its preliminary approval will expire, and the California Bank will not receive final regulatory approval, which means that, even if the Company has raised the maximum offering amount, the Company will not have satisfied the conditions to have the funds released from the escrow account and the funds will have to be returned to investors.

Mr. Mark Webb
January 28, 2009

     An economic downturn, especially one affecting our primary service area, may have an adverse effect on our financial performance, page 13
14.	Given the overall downturn in the economy currently, please disclose how you have determined this is a potential material risk and not something with which you are currently faced.
     This change has been made. Please see page 14 of the revised prospectus.
Management
15.	We note that you have included Organizers and Founders in the management section in addition to Directors and Executive Officers; please explain what role the Organizers and Founders will play in the management structure of the Company.
     The Organizers and Founders will not play a role in the management structure of the Company in their capacity as Organizers and Founders, although, as discussed in the revised prospectus, some of the Organizers and Founders are also directors of the Company. In addition, certain other Organizers and Founders will make up the initial Advisory Board of the California Bank.
     The Advisory Board will assist management and the Board of Directors of the California Bank in implementing the strategic vision and purpose of the California Bank in the marketplace, providing insight, attracting business to the California Bank, and helping identify better ways to serve the business community. All actions of the Advisory Board will be advisory in nature and not binding on the California Bank.
     As discussed in the revised prospectus, Founders are individuals who are funding the Company’s pre-opening expenses. The Founders have provided direct cash advances to the Company’s and the California Bank’s organizational efforts, and some have guaranteed, or are expected to guarantee, the Company’s line of credit on a limited basis. Thus, the only role of a Founder is to fund the Company’s pre-opening expenses. Accordingly, the Founders will not have a role after the offering is completed and the California Bank and the Company begin operating unless such Founder is also a director or an advisory director.
     In addition, as discussed in the revised prospectus, the Organizers play an important role in developing the California Bank’s business plan and corporate policies prior to the time that the California Bank opens for business. After the California Bank opens for business, the Organizers will no longer have a direct role in California Bank or the Company unless such Organizer is also a director or an advisory director. Please see page 4 of the revised prospectus, which clarifies that the Organizers and Founders will not play a role in the Company after the offering is completed.

Mr. Mark Webb
January 28, 2009

16.	In your response to our former comment 9, you disclose that Mr. Adkins will be the EVP and CFO for the Company and Mr. Hassey will be the Chief Executive Officer; please direct the staff as to where this information is disclosed.
     This information is included on page 5 of the revised prospectus. The applicable paragraph provides as follows:
In addition, the Company will have two officers. Thomas E. Hassey will serve as the Chief Executive Officer and Chairman of the Board of the Company. Bob Adkins will serve as the Executive Vice President and Chief Financial Officer of the Company. Because the Company’s sole function as a bank holding company for the California Bank will be to provide support to the California Bank, the Company will have few operations that require the oversight of a separate officer. The work that Messrs. Hassey and Adkins will perform for the Company is in connection with Mr. Hassey’s role as Chairman of the Board of the Company and Mr. Adkins role as President and Chief Executive Officer of the California Bank. It is anticipated that Mr. Hassey will receive an annual salary of $50,000 from the Company for his service as Chairman. It is anticipated that Mr. Adkins will not receive any salary from the Company.
17.	We note your response to our former comment 10; however, you have not specifically disclosed the business experience of directors and executive officers for the past five years (for example: Ms. Brassfield, Ms. Davis, Ms. Mahdavi, Mr. McLaurin, and Mr. Moeller).
     This change has been made. Please see pages 43-58 of the revised prospectus. (While we have updated the prospectus to include the experience of the directors and executive officers for the past five years, please note that Mr. Moeller is not a director or an executive officer of either the Company or the California Bank.)
Background of Organizers, Founders, Directors, and Executive Officers, page 41
18.	In accordance with Item 401(e) of Regulation S-K, please revise the disclosure in this section to specifically address the business experience during the past 5 years of each director.
     This change has been made. Please see pages 43-58 of the revised prospectus.
19.	We note that Mr. Adkins left Neighborhood National Bank in 2007 to participate in the establishment of Broadway Federal Bank but prior to joining Neighborhood National Bank he worked at Broadway Federal for eight years. Please clarify this disclosure.

Mr. Mark Webb
January 28, 2009

     This change has been made. Please see page 43 of the revised prospectus.
Employment Agreements, page 63
20. Please clarify that these agreements pertain to employment with the Bank and not the Company.
     This change has been made. Please see page 65 of the revised prospectus.
Exhibit 5.1; Legality Opinion
21. The first paragraph on page 2 is inappropriate and should be deleted.
     This change has been made. The revised legal opinion will be submitted as of the effective date of the prospectus.
22.	Please provide an enforceability opinion with regard to both classes of warrants stating that they are valid and binding obligations of the Company. In addition, please remove the second assumption in the second paragraph of page 2; this is a legal conclusion.
     This change has been made. The revised legal opinion will be submitted as of the effective date of the prospectus.
23.	Please include an opinion that the shares issued in connection with the offering are fully paid and non-assessable.
     This change has been made. The revised legal opinion will be submitted as of the effective date of the prospectus.
24. Assumption (ii) in the opinion paragraph is inappropriate and should be deleted.
     This change has been made. The revised legal opinion will be submitted as of the effective date of the prospectus.
25.	We note that you have opined as to the laws of Texas when the Company is incorporated in Nevada and Warrant Agreements are bath governed by Nevada law; please revise to provide an opinion for the appropriate jurisdiction.
     An opinion regarding Nevada law will be provided as of the effective date of the prospectus.

Mr. Mark Webb
January 28, 2009

26.	In the last paragraph on page 3, you assume no obligation to update your opinion; please give your opinion as of the date of effectiveness of the registration statement or represent to the staff that you intend to file it immediately prior to effectiveness.
     The opinion will be given as of the date of effectiveness of the registration statement.
27.	Please remove the last sentence of your opinion; you can limit your opinion as to scope but not as to person upon which can rely.
     This change has been made. The revised legal opinion will be submitted as of the effective date of the prospectus.
     We trust that the responses to the Commission’s comments included in this letter and incorporated as necessary into the prospectus adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.
Yours very truly,
/s/ Peter G. Weinstock
/s/ Pam Gates O’Quinn
Enclosures

cc:	Mr. Bob Adkins (w/encls) (via email)
Mr. Thomas Hassey (w/encls) (via email)
Mr. Ed Brand (w/encls) (via email)